Exhibit (a)(1)(k)
Sample email from David Van De Hey re changes to stock option program
As you know, we are in the midst of our Stock Option/Restricted Stock Unit Exchange Program (Exchange Program). We have made some clarifications to the Offer to Exchange document and wanted to let you know about them. The clarifications have been reflected in amended Offer to Exchange which you can access by clicking on the following link: [link]. Please email Jenny Tiscareño if you would like a paper copy of the amended and restated Offer to Exchange.
The following is a summary of these changes:
•	We have pointed out an additional difference between your eligible options and any restricted stock units that will be granted under the Exchange Program. As under the terms of your eligible stock options, Actel will have the discretion to accelerate the vesting of any restricted stock units. However, restricted stock units are subject to the additional requirement that any such accelerated restricted stock unit must be paid out in accordance with the original vesting schedule of the unit (and not upon the accelerated vesting). Since you will already be vested in the accelerated restricted stock units, the payout of Shares for such units will not be dependent on your continued employment (or other service) with Actel; you will receive the Shares on the payout date even if you have terminated employment with the Company. These changes appear in Question and Answer 20 and in section 9 of the offer document.

•	We have more specifically clarified the purpose of offer, which is described in Question and Answers 3 and 18 of the summary section and in section 3 of the offer document.

•	We have clarified the tax treatment of the offer to note that participants generally will not be required to recognize income under US federal tax law at the time of the option exchange. This change appears in Question and Answer 23 and in section 14 of the offer document.

•	We have highlighted, but not changed, those potential risks that are specific to the Exchange Program, as opposed to those potential risks that are general to Actel’s business. This change appears in the risks section of the offer document.

•	We have clarified that we will accept options promptly after the expiration date, and that if Actel does not accept your properly tendered options by 9:00 p.m., Pacific Time, on January 27, 2006, you may withdraw your options at any time thereafter. These changes appear in sections 5 and 6 of the offer document.

•	Finally, we have re-numbered the pages, so that they are all consecutively numbered. Previously, the summary section was designated with an “S” and the section describing the potential risks of the Exchange Program was designated with an “R.” There was some concern that this was confusing for the participants, so now the page numbers throughout the offer are sequentially numbered with no designation for the section.
     As a reminder, the Exchange Program will expire at 5:00 p.m., Pacific Time on January 3, 2006, unless we extend the offer. If you have questions about these changes or other questions about the Exchange Program, please direct them to me at (650) 318-4429.